Tyra Biosciences, Inc.

2656 State Street

Carlsbad, CA 92008

September 10, 2021

VIA EDGAR

Mr. Dillon Hagius

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Tyra Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-258970

Dear Mr. Hagius:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Tyra Biosciences, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on September 14, 2021, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

TYRA BIOSCIENCES, INC.

By:	/s/ Todd Harris, Ph.D.
Todd Harris, Ph.D.
President and Chief Executive Officer

cc:

Kristin Lochhead, Securities and Exchange Commission

Terence O’Brien, Securities and Exchange Commission

Chris Edwards, Securities and Exchange Commission

John Healy, Tyra Biosciences, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Jeffrey Woodley, Latham & Watkins LLP